Exhibit (a)(1)(A)

July 7, 2015

NAKED BRAND GROUP INC.
95 Madison Avenue, 10th Floor
New York, NY 10016

To the Holders of the Original Warrants:

This letter is to inform you that Naked Brand Group Inc. (the “Company”) is offering holders of certain warrants to purchase common stock of the Company the opportunity to amend and exercise their warrants at a temporarily reduced cash exercise price of $0.10 per share of common stock, upon the terms set forth in the enclosed Offer to Amend and Exercise Warrants to Purchase Common Stock dated as of July 7, 2015 (the “Offer to Amend and Exercise”).

The warrants subject to the Offer to Amend and Exercise are outstanding warrants to purchase 54,820,199 shares of the Company’s common stock (the “Warrant Shares”) at an exercise price of $0.15 per share, issued to investors participating in the Company’s private placement financing with respect to which closings occurred on June 10, 2014 and July 8, 2014 and issued to certain lenders in connection with that certain Amendment to Promissory Note Agreements dated April 4, 2014 (the “Original Warrants”). All terms not defined in this letter shall have the meanings set forth in the Offer to Amend and Exercise.

The purpose of the Offer to Amend and Exercise is to encourage the amendment and exercise of the Original Warrants by significantly reducing both the exercise price and the exercise period of the Original Warrants in order to provide funds to support ongoing operations, including the Company’s efforts to accelerate sales and distribution of its men’s collection, to launch and establish sales and distribution for its women’s collection, to develop additional product lines including its recently announced Dwyane Wade signature collection which we expect to launch in 2016, to implement marketing and brand awareness building campaigns, and to explore opportunities to establish international distribution relationships and other strategic partnerships for the Company. In addition, we believe proceeds from the Offer to Amend and Exercise can also help the Company increase stockholders’ equity, which, along with other changes to our capital structure that we intend to complete, is necessary to the Company’s goal to pursue a listing of its common stock on a national securities exchange. The initial listing standards applicable to the Company for both the NYSE MKT and NASDAQ require that a company meet minimum stockholder’s equity requirements.

The enclosed Offer to Amend and Exercise, together with the Election to Consent, Participate and Exercise Warrant, Notice of Withdrawal and form of Amended Warrant constitute the “Offering Materials.” The Offering Materials provide information regarding the Offer to Amend and Exercise and instructions as to how you can participate and exercise your Original Warrants. You should read all of the materials carefully before you decide whether to amend and exercise any of your Original Warrants. If you elect to amend and exercise your Original Warrant, the shares of common stock issued to you will be subject to a one hundred and twenty day (120) day lock-up period following the expiration date of this offer, which will restrict your ability during that period to sell, make any short sale of, loan, grant any option for the purchase, or otherwise dispose of any of such shares without the prior written consent of the Company.

Holders may elect to participate in the Offer to Amend and Exercise with respect to some, all or none of their Original Warrants. If you choose not to participate in the Offer to Amend and Exercise, your Original Warrants will remain in full force and effect, as originally issued with an exercise price of $0.15 per share.

To participate in the Offer to Amend and Exercise and exercise an amended warrant (the “Amended Warrant”) to receive the number of shares of Company common stock issuable therefor, you must deliver to the Company, prior to the expiration of the Offer to Amend and Exercise, which is 9:00 p.m. (Pacific time) on August 3, 2015, as may be extended by the Company in its sole discretion (the “Expiration Date”), the following: (i) a signed and completed copy of the enclosed Election to Consent, Participate and Exercise Warrant, (ii) a signed and completed copy of the enclosed Accredited Investor Questionnaire, (iii) the original copy of your Original Warrant (or an Affidavit of Loss and Indemnification Agreement) for cancellation, and (iv) cash in the amount equal to $0.10 per share multiplied by the number of shares of common stock you elect to purchase (collectively, the “Acceptance and Exercise Documents”). The Acceptance and Exercise Documents, including the cash tendered by check or wire transfer, must be delivered as set forth in the Offer to Amend and Exercise. If you properly tender (and do not validly withdraw) these materials on or prior to the Expiration Date, promptly following the Expiration Date, we intend to notify the escrow agent and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. However, if we have not accepted your tendered Original Warrants and other Acceptance and Exercise Documents by August 31, 2015, which is the fortieth business day from the commencement of the Offer to Amend and Exercise, you may change your mind and submit a Notice of Withdrawal to us after August 31, 2015. If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election to Consent, Participate and Exercise Warrant, (ii) return the original copy of your Original Warrant, or issue you a new Original Warrant if you submitted an Affidavit of Loss and Indemnification Agreement, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Thank you for your time in reviewing this request.

Sincerely,

Carole S. Hochman
Chief Executive Officer & Chief Creative Officer
Naked Brand Group Inc.

Enclosures:

Offer to Amend and Exercise (including exhibits thereto)
Election to Consent, Participate and Exercise Warrant (including exhibits thereto, Instructions for Delivery, Affidavit of Loss and Indemnification Agreement and Accredited Investor Questionnaire)
Notice of Withdrawal